EXHIBIT 12

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

For Years Ended December 31

(Dollar Amounts in Thousands)

	West Penn Power Company
	2002	2001	2000	1999		1998
Earnings:
Net income	$93,984	$109,845	$102,404	$137,600	**	$112,620	**
Fixed charges (see below)	48,892	53,384	68,920	73,303		70,274
Income taxes	44,512	54,220	56,297	71,945	**	64,509	**
Amortization of capitalized interest	—	—	—	—		—

Total Earnings (as defined)	$187,388	$217,449	$227,621	$282,848		$247,403

Fixed Charges:
Interest expensed and capitalized	$46,926	$51,541	$66,918	$68,724		$67,640
Estimated interest component of rental expense	1,966	1,843	2,002	4,579		2,634

Total Fixed Charges (as defined)	$48,892	$53,384	$68,920	$73,303		$70,274

Ratio of Earnings to Fixed Charges	3.83	4.07	3.30	3.86		3.52

**	Excludes the effect of the extraordinary charge.